J Sainsbury plc
33 Holborn
London.
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

SEC MAIL RECEIVED PROCESSING
NOV 0 1 2006
WASH, DC 213 SECTION

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

06018103

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 23 October 2006

82-00913

SUPPL

Dear Sir

J Sainsbury Announces: Notification of Holdings in the Company

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 23rd October 2006.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

Dlv 11/6

NO. 005565
RNS: 8694K.
23/10/06
11.26

23 October 2006

J Sainsbury plc has been informed by Miss Judith Portrait in her capacity as Trustee of various Sainsbury Settlements including Charitable Trusts, that her substantial interest in the Company has increased as a result of an Executorship she is undertaking.

As a result her reportable interest is now 16 per cent instead of the 15 per cent previously reported. Judith Portrait is now interested in 290,404,810 shares.

A copy of the Notice received is attached:

NOTICE

Judith Portrait hereby notifies J Sainsbury plc ("the Company") of the following changes to her interest in shares ("relevant shares") comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985) has increased as a result of an Executorship in which she is engaged. As a result, she is interested, in all capacities, in approximately the following numbers of relevant shares:-

Judith Portrait - 16% (290,404,810 shares in aggregate).

RNS: 8694K
23/10/06.
11.26am

23 October 2006

J Sainsbury plc has been informed by Miss Judith Portrait in her capacity as Trustee of various Sainsbury Settlements including Charitable Trusts, that her substantial interest in the Company has increased as a result of an Executorship she is undertaking.

As a result her reportable interest is now 16 per cent instead of the 15 per cent previously reported. Judith Portrait is now interested in 290,404,810 shares.

A copy of the Notice received is attached:

NOTICE

Judith Portrait hereby notifies J Sainsbury plc ("the Company") of the following changes to her interest in shares ("relevant shares") comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985) has increased as a result of an Executorship in which she is engaged. As a result, she is interested, in all capacities, in approximately the following numbers of relevant shares:-

Judith Portrait - 16% (290,404,810 shares in aggregate).

RNS: 8694K
23/10/06
11.26

23 October 2006

J Sainsbury plc has been informed by Miss Judith Portrait in her capacity as Trustee of various Sainsbury Settlements including Charitable Trusts, that her substantial interest in the Company has increased as a result of an Executorship she is undertaking.

As a result her reportable interest is now 16 per cent instead of the 15 per cent previously reported. Judith Portrait is now interested in 290,404,810 shares.

A copy of the Notice received is attached:

NOTICE

Judith Portrait hereby notifies J Sainsbury plc ("the Company") of the following changes to her interest in shares ("relevant shares") comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985) has increased as a result of an Executorship in which she is engaged. As a result, she is interested, in all capacities, in approximately the following numbers of relevant shares:-

Judith Portrait - 16% (290,404,810 shares in aggregate).

RNS: 8694K
23/10/06
11.26am

23 October 2006

J Sainsbury plc has been informed by Miss Judith Portrait in her capacity as Trustee of various Sainsbury Settlements including Charitable Trusts, that her substantial interest in the Company has increased as a result of an Executorship she is undertaking.

As a result her reportable interest is now 16 per cent instead of the 15 per cent previously reported. Judith Portrait is now interested in 290,404,810 shares.

A copy of the Notice received is attached:

NOTICE

Judith Portrait hereby notifies J Sainsbury plc ("the Company") of the following changes to her interest in shares ("relevant shares") comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985) has increased as a result of an Executorship in which she is engaged. As a result, she is interested, in all capacities, in approximately the following numbers of relevant shares:-

Judith Portrait - 16% (290,404,810 shares in aggregate).

'''. 005565
RNS: 8694K
23/10/06
11.26

23 October 2006

J Sainsbury plc has been informed by Miss Judith Portrait in her capacity as Trustee of various Sainsbury Settlements including Charitable Trusts, that her substantial interest in the Company has increased as a result of an Executorship she is undertaking.

As a result her reportable interest is now 16 per cent instead of the 15 per cent previously reported. Judith Portrait is now interested in 290,404,810 shares.

A copy of the Notice received is attached:

NOTICE

Judith Portrait hereby notifies J Sainsbury plc ("the Company") of the following changes to her interest in shares ("relevant shares") comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985) has increased as a result of an Executorship in which she is engaged. As a result, she is interested, in all capacities, in approximately the following numbers of relevant shares:-

Judith Portrait - 16% (290,404,810 shares in aggregate).